82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 MAY -1 AM 7:21

Santos


03022223

SUPPL

Date: Sun 04 May 2003 11:25:53 PM EDT

To:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject:

Number of pages (incl. cover sheet): 4

dlw 6/4

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Ltd
A.B.N. 80 007 550 923
Santos House
Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001
Telephone: (08) 8218 5138
Facsimile: (08) 8218 5633

Santos

To:	**Company Announcements Office** **Australian Stock Exchange Ltd**
From:	**Company Secretary**
Date:	**5 May 2003**
Subject:	**Listing Rule 3.19A.2 : Appendix 3Y**
No of pages (incl. this one):	**3**

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SANTOS LTD
ABN 80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Gerlach
Date of last notice	24 April, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder : S. Gerlach Pty Ltd Relevant Interest : The Director is a shareholder and director of the Registered Holder.
Date of change	2 May, 2003
No. of securities held prior to change	32,305
Class	Fully Paid Ordinary Shares
Number acquired	5,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.57 per share
No. of securities held after change	37,305 Fully Paid Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase

Part 2 – Change of director's interests in contracts : N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	